

Legion Partners Issues Open Letter to Guess Shareholders

Believes the Company's Most Recent Presentation and Materials Fail to Address Reality

Notes That Guess Does Not Deny Any of the Allegations of Sexual Harassment and Assault Against Paul Marciano

Company's Statements that it "Takes Allegations of Sexual Impropriety or Unethical Conduct Extremely Seriously" and has a "Long Track Record" of Positive Governance Policies Are Directly Contradicted by Having Accelerated the Upcoming Annual Meeting Date by Two Months

Legion Believes it is Time for Shareholders to Make Their Voices Heard by Removing the Marciano Brothers and the Existential Risks They Represent to Guess' Brand, Reputation and Valuation

Urges Shareholders to WITHHOLD Their Votes on Paul and Maurice Marciano on the BLUE Proxy Card

LOS ANGELES – April 11, 2022 – Legion Partners Asset Management, LLC, together with its affiliates (collectively, "we" or "Legion Partners"), a significant shareholder of Guess?, Inc. ("Guess", or the "Company") (NYSE: GES), today issued an open letter to shareholders commenting on the Company's recent public materials. Legion believes the Guess Board of Directors' (the "Board") continued unwillingness to meaningfully address the issues at the heart of Legion's campaign further underscores the urgent need for shareholders to vote against the re-election of Paul and Maurice Marciano to the Board at the upcoming 2022 Annual Meeting of Shareholders (the "Annual Meeting").

Shareholders can find additional information at www.ABetterGuess.com.

The full letter states:

Dear Fellow Guess Shareholders,

Since we began our campaign, Legion has repeatedly articulated why we believe the growing list of sexual assault and harassment allegations against Paul Marciano, and the apparent enabling by his brother Maurice Marciano, represent an existential risk for the Company's brand, reputation and ability to create value for shareholders. We have also detailed why we believe the way Guess' Board has handled these allegations is at best wildly negligent and at worst a breach of the independent Board members' fiduciary duty. Consistently, the Board's response – both privately and publicly – has been that Legion does not have all the facts, and that our campaign is "uninformed.[1]"

Last week, in its publicly filed investor presentation, definitive proxy statement and other associated materials, the Company had its chance to set the record straight and reveal to us and other concerned shareholders exactly what those facts were. Instead, the Company chose to largely ignore the allegations against Paul Marciano and the Board's response – directly addressing these issues in only four slides among its nearly 50-page presentation.[2]

In lieu of answers, shareholders were largely treated to a marketing pitch extolling the many accomplishments of Paul and Maurice Marciano. Legion believes these materials ignore the reality of the situation the Company is facing and insult the intelligence of its shareholders.

Multiple times in its presentation, Guess attempts to makes the case that Paul Marciano is "essential" to the Company, highlighting his recent accomplishments of "brand elevation" and "consistency of product

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[1] Guess Press Release. March 17, 2022.
[2] Guess Investor Presentation. April 8, 2022.



worldwide." Tellingly, the Company, and by extension the Board, <u>does not even once deny the allegations</u> <u>of sexual harassment and assault against Paul Marciano or Maurice Marciano's apparent enabling of Paul's</u> <u>alleged conduct</u>.

We believe there are numerous other false, confounding and misleading elements in the Company's materials:

- The presentation claims that the post-2018 allegations are currently being investigated by a newly formed committee of independent directors that will make "recommendations to the full Board." If this is the case, why would the Board not want to wait until having these findings before holding its Annual Meeting, <u>as opposed to accelerating the meeting date by two months</u>?

- The Company also conveniently leaves out that the Board did not take any action until nearly a year after the most recent wave of allegations. Even then, nothing was done until Legion sent a formal demand on January 11, 2022, that the Board immediately initiate an investigation to whether any officers of the Company or directors had breached their fiduciary duties in connection with the ongoing misconduct by Paul Marciano. We do not believe the Board would have launched any investigation at all without us taking this step, and <u>it is difficult to take the Board at is word that they</u> <u>are taking the allegations seriously now</u>.

- The Company actually reveals the damning – and previously undisclosed – fact that the "Special Committee" formed in 2018 to investigate allegations against Paul Marciano was composed of two male, long-tenured Board members – Alex Yemenidjian (director since 2005) and Anthony Chidoni (director since 2002) – who continue to serve as directors to this day.

- The Company seeks to explain the "Marciano Discount" that has weighed on Guess' shares by stating that "the stock price during the 2010-2018 period of time can more appropriately be attributed to the Company's financial performance." There is no explanation given for the fact that Paul Marciano was CEO and Vice Chairman from the beginning of that period until August 2015 and the Executive Chairman from August 2015 to June 2018. Further, Maurice Marciano was Executive Chairman until January of 2012. Tellingly, sell-side reports from when Paul Marciano was announced to be stepping down as CEO reflect the longstanding preference in the market for independent and professional management:

  > "GES shares remain one of the cheapest stocks in our universe trading at 6.3x our forward EBITDA est. and **we view this announcement constructively as it allows outside talent to come in and lead this founder-led company through a turnaround**…. We applaud the Marciano brothers for the global lifestyle brand they have created over the last 35 years but believe **fresh leadership at the top is needed** to affect a turnaround--one where op margins should structurally be better." – Piper Jaffray, 7/14/2015

  > "An Excellent Transition Plan, in Our View… **We welcome fresh perspective from a new leader** and believe Mr. Herrero can leverage his experience from Inditex Group to drive significant improvements at GES." – Jefferies, 7/15/2015

- The Company claims that the Board has "strong risk oversight" and then explains the statement by saying that "all directors are committed to allocating resources to high-value growth opportunities to ensure the Company is well-positioned to deliver long-term shareholder value." Not only is it unclear what exactly this has to do with overseeing risk, there is no explanation for how the Board can claim to be effectively overseeing risk while <u>tolerating the massive brand,</u> <u>reputation and valuation risk that we believe the Marciano brothers' continued presence on the</u> <u>Board represents</u>. Is this the same strong risk oversight that missed the fact the Company had covered $5 million in medical coverage expenses for Marciano family entities stretching over 20 years?



LEGION PARTNERS

- Guess notes in its presentation and proxy statement that "all reasonable and meaningful suggestions from the Company were immediately rejected by Legion." The Company fails to clarify that none of these "suggestions" involved any reduction in role for the Marciano brothers, and thus did not fundamentally address the core issues we have been seeking to remedy.

We believe now is the time to take action, and to ensure that Guess is positioned in the future to fulfill its significant potential. We look forward to continuing to engage with our fellow shareholders.

Chris Kiper
Managing Director

Ted White
Managing Director

Legion urges shareholders to support its efforts by signing, dating and returning the enclosed BLUE proxy card today to WITHHOLD their vote on the re-election of Paul and Maurice Marciano.

If shareholders have already voted for the Company's nominees, they have every right to change their vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If shareholders have any questions, require assistance in voting the BLUE proxy card or need additional copies of our proxy materials, please contact:

Saratoga Proxy Consulting LLC
520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Shareholders call toll-free at (888) 368-0379
Email: info@saratogaproxy.com

About Legion Partners

Legion Partners is a value-oriented investment manager based in Los Angeles, with a satellite office in Sacramento, CA. Legion Partners seeks to invest in high-quality businesses that are temporarily trading at a discount, utilizing deep fundamental research and long-term shareholder engagement. Legion Partners manages a concentrated portfolio of North American small-cap equities on behalf of some of the world's largest institutional and HNW investors.

Investor Contact:
John Ferguson / Joe Mills
Saratoga Proxy Consulting
(212) 257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

Media Contact:
Longacre Square Partners
Dan Zacchei / Joe Germani
dzacchei@longacresquare.com / jgermani@longacresquare.com